EXHIBIT I



                                  September 30, 1996


Mulligan Partnership
c/o Van Mens & Wisselink
P.O. Box 85450
3508 AL Utrecht
NETHERLANDS

Dear Sirs:

     Reference is made to a certain Securities Purchase Agreement between Sage Capital Corporation ("Sage") and Mulligan Partnership, a Dutch Partnership ("Mulligan"), dated September 15, 1992 (the "Purchase Agreement"), pursuant to which Sage purchased from Mulligan shares of common stock and subordinated debentures of Robertson-Ceco Corporation (the "Company"), such shares and debentures hereinafter collectively referred to as the "Old Securities."
Section 2 of the Purchase Agreement provides that upon the sale of the Old Securities by Sage to a bona fide third party purchaser, Sage will pay to Mulligan 50% of the net proceeds (after deducting reasonable expenses and any third-party commissions) received from such sale (such 50% hereinafter referred to as the "Mulligan Half").

     As you know, the Company encountered serious financial difficulties, and as a result the Company was reorganized in July 1993 (the "Reorganization"). As part of the Reorganization, Sage surrendered the Old Securities and received in exchange 5,462,347 shares of common stock of the Company ("New Shares"). Therefore, in the event of the sale of all the New Shares, Mulligan will be entitled to the net proceeds from 2,731,174 New Shares.

     Attached to this letter as Exhibit A is a Stock Purchase Agreement between Sage and Pettibone Corporation (the "Buyer"), dated August 20, 1996 ("Sale Agreement"), pursuant to which Sage has agreed to sell 4,666,000 New Shares to Buyer, leaving a balance of 796,347 New Shares. In advising Mulligan of the proposed sale of less than all of the New Shares, Mulligan has requested that Sage sell the entire Mulligan Half at this time, and Sage has agreed to that request. As a result, Mulligan will sell 2,731,174 (approximately 62%) of the 4,666,000 New Shares to be sold to Buyer, and Sage will sell the remaining 1,934,826 New Shares and retain the balance of 796,347 New Shares.

     Promptly after Buyer purchases the New Shares pursuant to and on the three Purchase Dates, set forth in Section 1.1 of the Sale Agreement, Sage will pay, or cause to be paid to Mulligan the Mulligan Half, net of expenses and commissions, based on the sale of 25%, 25% and 50% of Mulligan's 2,731,174 New Shares at $6.00 per New Share (plus a pro rata portion of the interest, if any, received by Sage pursuant to Section 1.1 of the Sale Agreement) on September 30, 1996, January 31, 1997 and September 30, 1997, respectively, or such earlier date as may be provided for in accordance with Section 1.1 of the Sale Agreement.

     Mulligan agrees that (i) this letter agreement complies with, and satisfies the provisions of, Section 2 of the Purchase Agreement, (ii) upon receipt of the payments from Buyer for the New Shares being sold to Buyer for Mulligan's account, Mulligan will have received all of the amounts to which it is entitled under the Purchase Agreement, hereby acknowledging that although Sage is not selling all of the New Shares, it has given Mulligan the right and priority to sell all of its New Shares, representing approximately 59% of the New Shares being sold pursuant to the Sale Agreement, and (iii) Mulligan has no rights or interests, legal or equitable, in or to the balance of the New Shares that Sage has elected not to sell to Buyer and that any and all proceeds therefrom shall be exclusively paid to Sage and/or its designees.

     Mulligan further agrees that upon the payment to Mulligan of the proceeds received by Sage from the sale of New Shares to Buyer pursuant to Section 1.1 of the Sale Agreement, Sage shall have discharged in full all of its covenants and obligations to Mulligan pursuant to the Purchase Agreement, and thereafter Sage may sell or otherwise dispose of the balance of the New Shares retained by it without any obligation to make any payment to Mulligan with respect thereto.

     If you agree with the terms and provisions set forth in this letter agreement, please sign and return the duplicate copy to Sage, whereupon this letter agreement shall be a binding and enforceable agreement between Sage and Mulligan.

                                  Very truly yours,

                                  SAGE CAPITAL CORPORATION


                                  By:____________________________
                                  Its:  _________________________

APPROVED AND AGREED

MULLIGAN PARTNERSHIP


By:  _____________________________________
Its: _____________________________________